March 9, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX</u>

William White
Chief Financial Officer
California News Tech
825 Van Ness Avenue, Suite 406-407
San Francisco, CA 94109

Re: California News Tech
         File No. 000-50762
         Form 10-K for Fiscal Year Ended
         December 31, 2005

Dear Mr. White:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Jorge L. Bonilla
                                        Senior Staff Accountant